SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Vocus, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

92858J 10 8

(CUSIP Number)

Richard Rudman

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Telephone: (301) 459-2590

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with a copy to:

Vocus, Inc.

12051 Indian Creek Court

Beltsville, MD 20705

Telephone: (301) 459-2590

Attention: Kristie Scott, Esq.

April 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No. 92858J 10 8	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard Rudman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 92858J 10 8	13D	Page 3 of 8 Pages

Explanatory Note: The Reporting Person is filing this Amendment No. 2 relating to the Statement of Beneficial Ownership on Schedule 13D, as filed with the Securities and Exchange Commission (the “Commission”) on June 1, 2012, as amended by Amendment No. 1 to Schedule 13, as filed with the Commission on March 1, 2013 (as so amended, the “Schedule 13D”). Except as amended or supplemented in this Amendment No. 2, all other information in the Schedule 13D is as set forth therein. Capitalized terms used herein but not defined shall have the meanings ascribed thereto in the Schedule 13D.

Item 2.	Identity and Background.

Item 2(c) of the Schedule 13D is hereby amended to add the following information:

(c) Upon consummation of the Merger (as defined below), as of May 30, 2014, the Reporting Person is no longer a director of the Issuer.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended to add the following information:

On April 6, 2014, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with GTCR Valor Companies, Inc., a Delaware corporation (“Parent”), and GTCR Valor Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Purchaser”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, Purchaser agreed (i) to commence a tender offer (such offer, as amended from time to time as permitted by the Merger Agreement, the “Offer”) to purchase all of the outstanding shares of the Issuer’s Common Stock, including the associated rights to purchase Series B Junior Participating Preferred Stock, par value $0.01 per share, of the Issuer (collectively, the “Shares”), at a price per Share of $18.00, net to the holder of such Share, in cash, without interest and subject to any applicable tax withholding, and (ii) following Purchaser’s acceptance of Shares tendered in the Offer, to be merged (the “Merger”) with and into the Issuer, with each outstanding share of Common Stock (other than shares owned by Purchaser, Parent or its subsidiaries or held in the Issuer’s treasury and shares as to which appraisal rights have been properly exercised and not withdrawn in accordance with the applicable provisions of the Delaware General Corporation Law) being converted into the right to receive the $18.00 offer price in cash, and the Issuer surviving the Merger as a wholly owned subsidiary of Parent. As a result of the transactions contemplated by the Merger Agreement, the Issuer expects that the Common Stock will be delisted from the NASDAQ Global Select market and intends to file with the Commission a Certification on Form 15 under the Securities Exchange Act of 1934 as amended (the “Exchange Act”), requesting the termination of the registration of the Common Stock under Section 12(g) of the Exchange Act and the suspension of the issuer’s reporting obligations under Sections 13 and 15(d) of the Exchange Act.

Concurrently with entering into the Merger Agreement, Parent and Purchaser entered into a tender and support agreement (the “Support Agreement”) with the Reporting Person. Under the Support Agreement, the Reporting Person agreed to

CUSIP No. 92858J 10 8	13D	Page 4 of 8 Pages

tender all of his Shares in the Offer. The Support Agreement automatically terminates upon the earliest of (a) the mutual written agreement of Parent and the Reporting Person, (b) the effective time of the Merger, (c) the termination of the Merger Agreement in accordance with its terms and (d) a Change in Recommendation (as defined in the Merger Agreement) in accordance with the Merger Agreement.

Pursuant to the Support Agreement, the Reporting Person tendered 888,588 Shares.

On May 30, 2014, the Offer expired in accordance with its terms, Purchaser accepted the Shares for payment tendered in the Offer and not withdrawn, including the Shares tendered by the Reporting Person, and consummated the Offer and the subsequent Merger.

Immediately prior to Purchaser’s acceptance of Shares in the Offer, the Reporting Person may be deemed to have beneficially owned an aggregate of 1,927,307 shares of Common Stock, including 1,038,719 shares of Common Stock issuable upon the exercise of stock options held by the Reporting Person and exercisable within 60 days of May 30, 2014 (after giving effect to the accleration of 283,984 stock options in accordance with the Merger Agreement), which represented approximately 8.9% of the shares of Common Stock outstanding (calculated based on 21,655,332 shares of Common Stock outstanding as of May 30, 2014, immediately prior to the consummation of the Offer, as reported by the issuer’s stock transfer agent). As a result of the consummation of the transactions contemplated by the Merger Agreement, the Reporting Person may be deemed to beneficially own zero shares of Common Stock.

As a result of Purchaser’s acceptance of shares tendered in the Offer, pursuant to the terms of the Offer, the Reporting Person is entitled to receive $18.00 for each of his 888,588 shares of Common Stock, subject to any required withholding of taxes.

In addition, on May 30, 2014, upon Purchaser’s acceptance of shares in the Offer, in accordance with the Merger Agreement, each of the Reporting Person’s 1,038,719 stock options were canceled and converted into the right to receive, with respect to each such option, an amount in cash equal to the amount, if any, by which $18.00 exceeds the exercise price per share of such option, multiplied by the total number of shares of Common Stock then issuable upon exercise of such option, subject to any required withholdings.

Further, on May 30, 2014, upon Purchaser’s acceptance of shares in the Offer, in accordance with the Merger Agreement, the Reporting Person’s 72,000 restricted stock units were canceled and converted into the right to receive, in settlement therefor, a cash payment equal to $18.00 per restricted stock unit, subject to any required withholding of taxes.

CUSIP No. 92858J 10 8	13D	Page 5 of 8 Pages

The Support Agreement terminated by its terms upon consummation of the Merger.

The Merger Agreement and the Support Agreement are filed as Exhibit 5 and Exhibit 6 hereto, respectively, and are incorporated by reference in the Schedule 13D. The foregoing descriptions of the Merger Agreement and the Support Agreement are qualified in their entirety by reference to the full text thereof.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety with the following:

“(a), (b) As a result of the consummation of the Offer and the Merger, as of May 30, 2014, the Reporting Person may be deemed to beneficially own zero shares of Common Stock. As such, the Reporting Person no longer has any voting or dispositive power over any shares of Common Stock.

(c) Except for the transactions described in Item 4 of this Amendment No. 2, there were no transactions in the Common Stock effected by the Reporting Person during the past 60 days.

(d) Except as set forth in the Schedule 13D, to the knowledge of the Reporting Person, no person had the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by the Schedule 13D.

(e) As a result of the transactions described in Item 4 of this Amendment No. 2, as of May 30, 2014, the Reporting Person ceased to be the beneficial owner of more than five percent of the Common Stock.”

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended to add the following information:

The information contained in Item 4 of this Amendment No. 2 is incorporated by reference herein.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended to add the following information:

Exhibit 5. Agreement and Plan of Merger, dated as of April 6, 2014, by and among Vocus, Inc., GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. (included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2014 and incorporated herein by reference).

CUSIP No. 92858J 10 8	13D	Page 6 of 8 Pages

Exhibit 6. Tender and Support Agreement, dated as of April 6, 2014, by and among Richard Rudman, GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. (included as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by GTCR Valor Companies, Inc., GTCR Valor Merger Sub, Inc. and the other offerors listed on such Schedule TO with the Securities and Exchange Commission on April 18, 2014 and incorporated herein by reference).

CUSIP No. 92858J 10 8	13D	Page 7 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: May 30, 2014

By:	/s/ Richard Rudman
Name:	Richard Rudman

CUSIP No. 92858J 10 8	13D	Page 8 of 8 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

5	Agreement and Plan of Merger, dated as of April 6, 2014, by and among Vocus, Inc., GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. (included as Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 7, 2014 and incorporated herein by reference).

6	Tender and Support Agreement, dated as of April 6, 2014, by and among Richard Rudman, GTCR Valor Companies, Inc. and GTCR Valor Merger Sub, Inc. (included as Exhibit (d)(3) to the Tender Offer Statement on Schedule TO filed by GTCR Valor Companies, Inc., GTCR Valor Merger Sub, Inc. and the other offerors listed on such Schedule TO with the Securities and Exchange Commission on April 18, 2014 and incorporated herein by reference).